SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                       Dreco Energy Services LTD.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                261528202
                              (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         May 14, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         133,500
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    133,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    133,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.72%

14) Type of Reporting Person:                PN

Cusip No.: 261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
     Beneficially  (8)  Shared Voting Power:          89,550
     Owned by
         Each           (9)  Sole Dispositive Power:                    -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     89,550

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    89,550

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.15%

14) Type of Reporting Person:                PN

Cusip No.: 261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:          24,650
     Owned by
         Each           (9)  Sole Dispositive Power:                   -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     24,650

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    24,650

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.32%

14) Type of Reporting Person:                PN

Cusip No.: 261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     10,100

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    10,100

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.13%

14) Type of Reporting Person:                CO

Cusip No.: 261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          247,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     257,800

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   257,800

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.31%

14) Type of Reporting Person:                IN

Cusip No.: 261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          247,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     257,800

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   257,800



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.31%

14) Type of Reporting Person:                IN

Cusip No.: 261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          247,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     257,800

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   257,800



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.31%

14) Type of Reporting Person:                IN

Cusip No.:  261528202

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          247,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     247,700

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    247,700


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.18%
14) Type of Reporting Person:                IN

This Amendment No. 4 to Schedule 13D, originally filed July 1, 1996 (the "Schedule 13D") by Centennial Energy Partners, L.P. et al, relates to the common stock (the "Common Stock") of Dreco Energy Services LTD (the "Company"), whose principal executive offices are at 1340 Weber Centre, 5555 Calgary Trail South, Edmonton, Alberta, Canada T6H5P9. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the
Schedule 13D, except as set forth herein, is reconfirmed.
Item 2.  Identity and Background.
         Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a)This statement is filed by (i) Centennial Energy Partners, L.P.("Energy"), a Delaware limited partnership, with respect to Common Stock held by it; (ii) Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iii) Quadrennial Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Joseph H. Reich & Co., Inc. ("JHR & Co."), a New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (v) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler with respect to shares of Common Stock held by each of the entities named in (i) through (iv) above; and (vi) G. Bryan Dutt with respect to shares of common stock held by the entities named in (i)through (iii) above. Energy, Tercentennial and Quadrennial are collectively referred to herein as the "Partnerships". Energy, Tercentennial, Quadrennial, JHR & Co., Mr. Reich, Mr. Seldin, Ms. Nagler and Mr. Dutt are collectively referred to herein as the "Reporting Persons". The general partners of Energy, Tercentennial and Quadrennial are Joseph H. Reich,
Peter K. Seldin, Tracy S. Nagler and G. Bryan Dutt.   Mr. Reich is the
President, sole Shareholder and sole Director of JHR & Co. Mr. Seldin is the Vice President of JHR & Co. Ms. Nagler is the Chief Financial Officer of JHR & Co. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
         (b) The principal business address of each of the Reporting Persons is 900 Third Avenue, New York, New York 10022.
         (c) The principal business of Energy, Tercentennnial and Quadrennial is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of JHR & Co. is that of providing administrative and management services to the Partnerships. The present principal occupation of Mr. Reich is Managing General Partner of the Partnerships and President of JHR & Co. Mr. Seldin's present principal occupation is General Partner of the Partnerships and Vice President of JHR & Co. Ms. Nagler's present principal occupation is General Partner of the Partnerships and Chief Financial Officer of JHR & Co. Mr. Dutt's present principal occupation is General Partner of the Partnerships.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)  Energy, Tercentennial and Quadrennial are Delaware limited
partnerships.   JHR & Co. is a New York Corporation.  Mr. Reich, Mr. Seldin,
Ms. Nagler and Mr. Dutt are United States citizens.
Item 3.  Source and Amount of Funds or Other Consideration.
         Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
         The purchase price (excluding commissions, if any) of $1,104,503 for the 31,700 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
         The purchase price (excluding commissions, if any) of $972,748 for the 29,000 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
         The purchase price (excluding commissions, if any) of $216,776 for the 6,200 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.
         The purchase price (excluding commissions, if any) of $123,850 for the 3,600 shares of the Common Stock purchased by JHR & Co. was furnished from working capital of the Managed Account.
Item 5.  Interest in Securities of the Issuer.
         Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) As of the date hereof, (i) Energy owns beneficially 133,500 shares of the Common Stock, constituting approximately 1.72% of the shares outstanding (ii) Tercentennial owns beneficially 89,550 shares of Common Stock, constituting approximately 1.15% of the shares outstanding, (iii) Quadrennial owns beneficially 24,650 shares of Common Stock, constituting approximately 0.32% of the shares outstanding, (iv) JHR & Co. owns beneficially 10,100 shares of Common Stock, constituting approximately 0.13% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co, (v) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 257,800 shares of Common Stock, representing the shares held by each of the entities named in
(i) through (iv) above, and (vi) G. Bryan Dutt owns beneficially 247,700 shares of Common Stock, representing the shares held by the entity named in
(i) through (iii) above. In the aggregate, the Reporting Persons beneficially own a total of 257,800 shares of Common Stock, constituting approximately 3.31% of the shares outstanding.
         The percentages used herein are based upon the 7,783,022 shares of Common Stock stated by the Company to be outstanding as of December 31, 1996. This information was provided over the telephone.
         Item 5(c) is hereby supplemented by the addition of the following:
         (c) All open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

SIGNATURES
           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 1997
                        CENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            General Partner

                        TERCENNTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/ Tracy S. Nagler
                            Tracy S. Nagler


                            /s/G. Bryan Dutt
                            G. Bryan Dutt

                                       Schedule A

OPEN MARKET TRANSACTIONS

  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share



Centennial Energy Partners, L.P.

April 9, 1997             4,000             32.2344
May 14, 1997                 (60,000)            46.4981
May 15, 1997                 (20,000)            48.1250



Tercentennial Energy Partners, L.P.

April 9, 1997             4,000             32.2344
April 10, 1997                10,000             32.1250
May 14, 1997                 (20,000)            46.4981
May 15, 1997                 (30,000)            48.1250



                          Quadrennial Partners, L.P.

May 14, 1997                 (15,000)            46.4981
May 15, 1997                 (10,000)            48.1250




Joseph H. Reich & Co., Inc.

              May 14, 1997                 (5,000)             46.4981